Phone:	(212) 885-5422
Fax:	(917) 332-3790
Email:	TCournoyer@BlankRome.com

June 19, 2013

VIA EDGAR
Vincent J. DiStefano, Esquire
Senior Counsel
Securities and Exchange Commission
100 “F” Street, N.E.
Washington, DC  20549

Re:	RiverPark Funds Trust (the “Trust”)
File Nos.: 333-167778 and 811-22431

Dear Mr. DiStefano:

On behalf of the Trust, this letter is in response to the telephonic comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on June 19, 2013, to that certain letter dated June 7, 2013, which letter responded to the Staff’s telephonic comments received on May 29, 2013 regarding Post-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-1A, filed with the Commission on April 12, 2013.

We have set forth below, in boldface type, the text of each comment, followed by the Trust’s responses.

Letter Dated June 7, 2013

1. Comment.  In your response to comment 4, please explain the strategy in terms of the fixed-income investments that will be made.

Response:   The following sentences will be inserted after the sentence ending with “mostly short-term fixed-income instruments”:

The Fund expects that the fixed-income instruments will be mostly U.S. Treasury Bills, overnight deposits at large commercial banks, commercial paper and investment grade securities with maturities of less than 3 years.  Other than government securities and the bank deposits, position sizes are expected to be limited to less than 5% of the Fund’s assets.

2. Comment.  In response to comment 7, the sections “Risks of Using Leverage” and Risks of Short Sales” include non-risk disclosures.  To the extent that the disclosure is not risk-related, relocate such sections to the strategy section.

Vincent J. DiStefano
June 19, 2013

Response: The two sections “Risks of Using Leverage” and “Risks of Short Sales” have been further revised as set forth below to remove non-risk disclosures:

Risks of Using Leverage:

The Fund may borrow money from a bank to meet redemptions or to meet short term cash needs.  The Fund may also borrow money to purchase securities, a practice which is commonly referred to as “leverage”.  Options are instruments that inherently utilize leverage as small amounts of option premiums can control much larger amounts of notional exposure.  The use of leverage involves special risks.  If the Fund’s assets decrease in value, the Fund will suffer a greater loss than would have resulted without the use of leverage.

Risks of Short Sales:

The Fund intends to maintain a short position on the overall market.  A short sale is the sale by the Fund of a security which it does not own in anticipation of purchasing the same security in the future at a lower price to close the short position.  If the underlying security goes up in price during the period in which the short position is outstanding, the Fund will realize a loss.  The risk on a short sale is unlimited because the Fund must buy the shorted security at the higher price to complete the transaction.  Therefore, short sales may be subject to greater risks than investments in long positions.  With a long position, the maximum sustainable loss is limited to the amount paid for the security plus the transaction costs, whereas there is no maximum attainable price of the shorted security.  The Fund would also incur increased transaction costs associated with selling securities short.

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Vincent J. DiStefano
June 19, 2013

In connection with the foregoing responses to the above comments, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the above, please contact me at (212) 885-5422.

Very truly yours,

/s/ Thomas A. Cournoyer

Thomas A. Cournoyer